FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person(1)	2. Date of Event Requiring Statement (Month/Day/Year) 8/22/02	4. Issuer Name and Ticker or Trading Symbol Province Healthcare Company (PRV)
(Last)(First)(Middle) Moody, Sam		5. Relationship of Reporting Person to Issuer (Check all applicable)		6. If Amendment, Date of Original (Month/Day/Year)
(Street) 105 Westwood Place, Suite 400	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	☐ Director ☒ Officer (give title below) Senior VP — Operations	☐ 10% Owner ☐ Other (specify below)
(City)(State)(Zip) Brentwood, TN 37027				7. Individual or Joint/Group Filing (Check applicable line) ☒ Form Filed by One Reporting Person ☐ Form Filed by More Than One Reporting Person
TABLE I — NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	1,200	D

(1)	If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)

(Over)

FORM 3 (continued)

Table  II — Derivative Securities Beneficially Owned

(e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/ Day/ Year)		3. Title and Amount of Securities Underlying Derivative Securities (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options	See Note 1	6/25/09	Common Stock	36,000	$7.167 per share	D
Stock Options	3/1/00	3/1/10	Common Stock	1	$8.945 per share	D
Stock Options	See Note 2	5/3/10	Common Stock	23,908	$11.50 per share	D
Stock Options	2/22/01	2/22/11	Common Stock	32,875	$16.709 per share	D
Stock Options	See Note 3	5/15/11	Common Stock	21,940	$16.40 per share	D
Stock Options	3/13/02	3/13/12	Common Stock	9,328	$21.08 per share	D
Stock Options	5/22/02	5/22/12	Common Stock	27,985	$23.50 per share	D
Stock Options	See Note 4	8/21/12	Common Stock	43,168	$18.20 per share	D

  Explanation of Responses:

Note 1: 9,000 options are exercisable on each of 6/25/01, 6/25/02, 6/25/03 and 6/25/04

Note 2: 5,975 options are exercisable on 5/3/02 and 5,976 options are exercisable on each of 5/3/03, 5/3/04 and 5/3/05
Note 3: 4,388 options are exercisable on each of 5/15/02, 5/15/03, 5/15/04, 5/15/05 and 5/15/06
Note 4: 8,633 options are exercisable on each of 8/21/03 and 8/21/04 and 8,634 options are exercisable on each of 8/21/05, 8/21/06 and 8/21/07

/s/ Sam Moody	8/29/02

Signature of Reporting Person (1)	Date

         (1) Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

         Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.